02 APR -3 AM 8:

GUS

Ref: PGC/klf

13 March 2002

United States Securities
And Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

02028231

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Great Universal Stores

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 3 January 2002 to today's date. For completeness a list of these documents is attached to this letter.

Yours faithfully

PROCESSED
APR 19 2002
THOMSON FINANCIAL

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

dlw 4/10

DOCUMENTS PASSED TO SEC – 13 MARCH 2002

COMPANIES HOUSE FILINGS			
•	4 January 2002	-	Forms 88(2) re allotment of shares
•	28 January 2002	-	Forms 88(2) re allotment of shares
•	29 January 2002	-	Forms 88(2) re allotment of shares
•	18 February 2002	-	Forms 88(2) re allotment of shares
•	27 February 2002	-	Forms 88(2) re allotment of shares
•	13 March 2002	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS			
•	14 January 2002	-	Third Quarter Trading Update

PAUL COOPER
13 MARCH 2002

82 5017

02 APR -3 AM 8:10

GUS

Ref: PGC/klf

4 January 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFP083

Company Number	146575
Company name in full	GUS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
02	01	2002	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	596		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name SEE ATTACHED LIST Address UK Postcode	ORDINARY	596
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed David Morris Date 4 — 1 — 97

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

PAUL COOPER GUS plc UNIVERSAL HOUSE
DEVONSHIRE STREET MANCHESTER M60 1XA
ESP/ExC/JanW?2992
Tel ~~01903 833280~~ 0161 277 4064
DX number DX exchange

[redacted]

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 28DEC01 TO 28DEC01

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
COWELL L E /MISS. 2 BRADWELL AVENUE STRETFORD MANCHESTER M32 9RX	20
KNOWLES A /MRS. 20 WHITMORE ROAD ST JOHNS WORCESTER WR2 5EN	390
MCPHEE R /MR. 18 TURNBERRY PLACE EAST KILBRIDE GLASGOW LANARKSHIRE G75 8TD	140
WILMOT GARY /MR. 3 DUMFRIES STREET TREHERBERT RHONDDA MID GLAMORGAN CF42 5PL	46
NUMBER OF ACCOUNTS : 4	596

*****END OF REPORT *****

to Sm 88(2)

02 APR -3 AM 8: 1.

GUS

Ref: PGC/klf

28 January 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

Return of Allotment of Shares

HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

3hares allotted (including bonus shares):

ate or period during which hares were allotted *f shares were allotted on one date nter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	04	01	2002	17	01	2002

:lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	2,576	6,936	50,136
lominal value of each share	25p	25p	25p
\mount (if any) paid or due on each share *(including any share premium)*	384p	612.7p	345.7p

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up			

:onsideration for which he shares were allotted *his information must be supported by e duly stamped contract or by the duly tamped particulars on Form 88(3) if the ontract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	2,576
UK Postcode		
Name CAZENOVE NOMINEES LIMITED	Class of shares allotted	Number allotted
Address 12 TOKENHOUSE YARD	ORDINARY	57,072
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed Dara Marks **Date 22 January 2002**

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA
ESP/ExC/JanW/3086 Tel 0161 277 4064
DX number DX exchange

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 11 JAN 2002 TO 11 JAN 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit Payroll Ref NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due (£)
02202525	CHOHAN BHUPENDRA /MR. 55 WOODBRIDGE ROAD LEICESTER LE4 7RJ	ARGOS 410 143510 NM121072B REDUNDANCY 31-JUL-01	11-JAN-02	2018	260	998.40
02310011	COCHRANE GILLIAN /MISS. 8 DORMANSIDE COURT POLLOK GLASGOW G53 5YX	REALITY SOLUTIONS GLASGOW JE498270C REDUNDANCY 30-AUG-01	11-JAN-02	504	65	249.60
02057716	COLEMAN TC /MRS. 20 WHINFIELD ROAD CLAINES WORCESTER WORCESTERSHIRE WR3 7HF	KAY S REALITY 002 20369 WK348683C REDUNDANCY 31-AUG-01	11-JAN-02	100	13	49.92
02263855	DOYLE B /MR. 18 MILL CLOSE HOUGHTON GREEN WARRINGTON CHESHIRE WA2 0ST	WAB REALITY 030 04826 YL573283B REDUNDANCY 21-DEC-01	11-JAN-02	2018	416	1597.44
02250778	GREENFIELD D /MR. 24 LYTTLETON ROAD DROITWICH WORCESTER WR9 7AA	ARGOS DIRECTORS 2112730 YL965773C REDUNDANCY 31-DEC-01	11-JAN-02	2522	520	1996.80
02263962	MILLINGTON R /MR. 3 SINDERLAND GREEN COTTAGE SINDERLAND LANE DUNHAM MASSEY ALTRINCHAM CHESHIRE WA145SS	WAB REALITY 030 05018 ZW244177B REDUNDANCY 21-DEC-01	11-JAN-02	1009	208	798.72
0225458A	MORRIS C R /MR. 6 THE MALVERNS ABBEYDALE GLOUCESTER GL4 4HN	WAE REALITY 002 11043 WB499943C REDUNDANCY 31-OCT-01	11-JAN-02	1009	156	599.04
02309770	WALKER TOM /MR. 4 GOLF VIEW STRATHAVEN LANARKSHIRE ML10 6AZ	REALITY SOLUTIONS GLASGOW WL087507D REDUNDANCY 31-OCT-01	11-JAN-02	2522	455	1747.20
01971137	WOODS M A /MRS. 1 CAWFIELD AVENUE WIDNES CHESHIRE	GUS C REALITY 005/335737 YB418775D	11-JAN-02	302	39	149.76

dated 22/1/02

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 11 JAN 2002 TO 11 JAN 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit Payroll Ref NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due (£)
0226384A	COCKER J /MR. 53 WATERLEA PATRICROFT ECCLES MANCHESTER M30 0SR	WAB REALITY 030 04818 YH569256B REDUNDANCY 21-DEC-01	11-JAN-02	1054	125	480.00
02270679	HART PC /MR. 23 SANDYS ROAD BARBOURNE WORCESTER WR1 3HE	WAE REALITY 030 18825 YP741284A REDUNDANCY 21-DEC-01	11-JAN-02	1406	166	637.44
02261335	VAID M /MR. 17 NORFOLK ROAD BARKING ESSEX IG11 7QR	WAB REALITY 002 23147 JX539879A REDUNDANCY 07-DEC-01	11-JAN-02	878	91	349.44
01973270	WALSH J S /MISS. 26 STANEDGE GROVE HAWKLEY HALL WIGAN LANCASHIRE WN3 5PL	GUS C REALITY 005/401974 WE873413A REDUNDANCY 31-DEC-01	11-JAN-02	527	62	238.08
	NO OF PARTICIPANTS : 4	GRAND TOTALS	:	3865	~~444~~ 2576	1704.96

02 APR -3 AM 8:1

GUS

Ref: PGC/klf

29 January 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,546		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name SEE ATTACHED LIST Address UK Postcode	ORDINARY	1,546
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris, **Date** 29 — 1 — 02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/ST/3241

Tel 0161 277 4064

DX number DX exchange

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 25 JAN 2002 T 25 JAN 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02264066	BARLOW G /MR. 24 POPLAR ROAD WALKDEN WORSLEY M28 7EQ	WAE REALITY YA463705C REDUNDANCY 21-DEC-01	25-JAN-02	201	41	157.44
02270948	BUTCHER DAVID J /MR. 4 BROOMMEADOW ROAD FERNHILL HEATH WORCESTER WORCESTERSHIRE WR3 7TJ	WAE REALITY YE823073A REDUNDANCY 21-DEC-01	25-JAN-02	807	166	637.44
02060545	DUNN B /MISS. 23 STANWAY CLOSE BLACKPOLE WORCESTER WR4 9XL	KAY S REALITY JC710937B REDUNDANCY 31-AUG-01	25-JAN-02	504	65	249.60
02077601	HUGHES CA /MRS. 34 DILMORE LANE FERNHILL HEATH WORCESTER WR3 7TF	KAY S REALITY YK177391D REDUNDANCY 30-SEP-01	25-JAN-02	2522	390	1497.60
01975367	KIRBY I /MRS. 5 WORDSWORTH AVENUE ORRELL WIGAN LANCASHIRE WN5 8LT	GUS C REALITY YB900031A REDUNDANCY 21-DEC-01	25-JAN-02	1513	351	1347.84
02263978	MACKINNON DW /MR. 21 HADDON GROVE TIMPERLEY CHESHIRE WA15 6SA	WAE REALITY ZY875057B REDUNDANCY 21-DEC-01	25-JAN-02	403	83	318.72
02311160	VIGURS MARTIN ROGER /MR. 4 LEDWYCH CLOSE DROITWICH SPA WORCS WR9 9 LJ	EBENEZER BAYLIS EB S NE594583A TAKEOVER 31-OCT-01	25-JAN-02	605	109	418.56
02053870	WILLETTS AJ /MISS. 40 CAMP FURLONG CHAWSON DROITWICH WORCS WR9 8SH	KAY S REALITY NP991292D REDUNDANCY 31-AUG-01	25-JAN-02	201	26	99.84
02264045	WORSNIP MW /MR. 21 CONWAY ROAD DAVYHULME MANCHESTER M31 1TF	WAE REALITY ZT707043D REDUNDANCY 21-DEC-01	25-JAN-02	1210	250	960.00
	NO OF PARTICIPANTS : 9	GRAND TOTALS :		7966	1481	5687.04

[illegible] 21/1/02

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 25 JAN 2002 T 25 JAN 2002
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Location Code Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due ( )
02053447	LYMER DA /MISS. 70 STALLS FARM ROAD DROITWICH WORCESTER WR9 8JL	KAY S REALITY YY930971D REDUNDANCY 31-AUG-01	25-JAN-02	878	65	249.60
	NO OF PARTICIPANTS : 1	GRAND TOTALS :		878	65	249.60

Ref: PGC/klf

18 February 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,624		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	1,624
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 18—2—02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/JN/359

Tel 0161 277 4064

DX number DX exchange

02 APR -3 AM 8: 1

GUS

Ref: PGC/klf

13 March 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

NUMBER OF ACCOUNTS : 9   2667

*****END OF REPORT *****

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 22FEB02 TO 22FEB02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BELL WILLIAM SHELLINGTON /MR. 6 OAKFIELD CLOSE WOLLATON NOTTINGHAM NG8 2SR	416
CRONIN PAUL /MR. 16 FOXES WAY BALSALL COMMON WEST MIDLANDS CV7 7QU	651
DAVIES LYNDA JAYNE /MISS. 6 MINETT AVENUE RUSHWICH WORCESTER WR2 5TQ	125
FULLWOOD NEIL /MR. 2 ORCHARD COTTAGES OCLE PYCHARD HEREFORD HR1 3RB	125
KAEWCHALUAY SUSAN /MRS. 10 QUEEN STREET BRIERCLIFFE BURNLEY LANCASHIRE BB10 2HE	31
LLOYD CAROL ANN /MRS. 33 COCKSHUTE HILL CHERRYHILL ESTATE DROITWICH WORCESTERSHIRE	32
MARTIN DIANA /MISS. 22 GREY LADIES GARDENS WAT TYLER ROAD LONDON SE10 8AU	455
SINCLAIR GRAHAM BARRATT /MR. CAERLEON 2 CLARENCE ROAD MALVERN WORCS WR14 3DU	312
TAYLOR ELIZABETH /MRS. 140 RAYLEIGH DRIVE WOODLANDS PARK WIDE OPEN NEWCASTLE UPON TYNE NE13 6AL	520

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 07FEB02 TO 07FEB02

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
BAWDEN JEREMY STUART /MR.,DECD 22 WOLVERTON DRIVE KINGSTEIGNTON NEWTON ABBOT DEVON TQ12 3EY	26
CLARK RUTH /MRS. 3 COOPERS CRESCENT STEWARTON KILMARNOCK AYRSHIRE KA3 5DE	104
HAYDOCK BRIAN /MR. 48 VICARAGE ROAD WEST BLACKROD BOLTON LANCASHIRE	83
JONES GERRALD /MR. 31 FRAMLINGHAM CLOSE COPPERFIELDS WORCESTER WR5 3RE	72
MILLER NICOLA J /MISS. 87 STAPLES ROAD LOUGHTON ESSEX IG10 1HR	247
PARRY ALAN /MR. 20 HORROCKS STREET TYLDESLEY MANCHESTER LANCASHIRE	585
PRESDEE JENNIFER /MRS. 71 OLD STREET UPTON-UPON-SEVERN WORCESTERSHIRE WR8 0HN	390
WITTER ROBERT H /MR. 31 LONGLEY LANE NORTHENDEN MANCHESTER M22 4JD	117
NUMBER OF ACCOUNTS : 8	1624

02 APR -3

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Ref: PGC/klf

27 February 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	25	02	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,667		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	2,667
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed David Morris **Date** 27 February 2002

A ~~director~~ / secretary / ~~administrator~~ / administrative receiver / receiver manager / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA ESP/ExC/JN/359 Tel 0161 277 4064 DX number DX exchange

[redacted]

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	12	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,671		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 2,671
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed ______________________ **Date** ______________________

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/ST/3639

Tel 0161 277 4064

DX number DX exchange

PANY : OUS PLC
URITY : ORDINARY 25P SHARES

OTMENT PERIOD : FROM 08MAR02 TO 08MAR02

LDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
NCROFT IAN /MR. 0 BANNERLEA ROAD INGSHURST IRMINGHAM EST MIDLANDS	260
RTLEY LINDA /MRS. 4 BRISTOL STREET URNLEY ANCS BB11 4EU	104
EATLEY W /MR. 148 MANCHESTER ROAD WESTHOUGHTON BOLTON LANCASHIRE BL5 3LA	93
OWARD TERENCE RICHARD /MR. SANTIS HOUSE 24 TITHE CLOSE GAZELEY NEWMARKET	651
YONS PAUL N /MR. 93 ARLIES LANE STALYBRIDGE CHESHIRE SK15 3PT	93
OONE JOHN /MR. 73 EASTERN ROAD WOOD GREEN LONDON N22 7AS	651
OBERTS LAURA LOUISE /MRS. 54 ABSHOT ROAD TITCHFIELD COMMON FAREHAM HANTS	117
ATSON WILLIAM D S /MR. 1 PARKSIDE WESTHILL ABERDEENSHIRE	390
OOD CHRISTOPHER J /MR. 24 LAXTON AVENUE WORCESTER WR2 6EQ	312

NUMBER OF ACCOUNTS :	9	2671

REPORT *****

82-5017

14 January 2002

02 APR -3 AM 8:1

GUS PLC
THIRD QUARTER TRADING UPDATE

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"Against the background of current economic conditions, GUS has made further good progress in the third quarter, highlighted by Argos which delivered outstanding like-for-like sales growth of 14%, driven by more choice, low prices and increased convenience."

Experian

% change in sales year on year for the three months to 31 December 2001

	%	
	Total	**Underlying***
Global Experian	8%	5%
Experian UK	10%	8%
Experian Rest of World	24%	12%
Experian International	16%	10%
Experian North America	5%	2%

* Underlying sales growth excludes acquisitions and divestments and is at constant exchange rates.

Experian's worldwide sales for the third quarter showed a 5% underlying increase.

Experian International, which accounts for over one-third of worldwide sales, has continued to deliver double-digit sales growth during the third quarter. Underlying sales were up by 8% in the UK, with continued double-digit growth in Credit Information and Credit Solutions but some weakness in sales of Marketing Information to the financial services sector. Underlying sales growth in Rest of World was 12%, led by a strong performance by Outsourcing in France.

Sales in Experian North America increased by 2% on an underlying basis. Sales in Credit Information grew, benefiting from increased demand from the automotive and mortgage sectors. Sales in Marketing Solutions and Outsourcing were down year-on-year, reflecting a reduction in marketing activity by US corporate clients due to recessionary economic pressures and the impact of terrorist attacks. With tougher sales comparatives in the January to March quarter, the business is continuing to focus aggressively on cost efficiencies. FARES, the real estate information joint venture, again performed very well in the quarter.

Experian North America has further strengthened its management team. Don Robert, who joined Experian in April 2001, has been appointed Chief Operating Officer. He is succeeded as President of Information Solutions by Chris Callero, who previously held senior positions at Bank of America, Bankers Trust and Wink Communications.

Argos Retail Group

% change in sales year on year for the 14 weeks to 5 January 2002

		%
Argos*	- total	17
	- like-for-like	14
UK Home Shopping		(1)

* These figures exclude the impact of Argos Additions and jungle.com.

Against a background of strong consumer demand in its markets, sales at Argos, excluding Argos Additions and jungle.com, grew by 17% and by 14% on a like-for-like basis. Sales were particularly strong in consumer electronics, furniture and toys. Gross margins remained firm.

Argos continues to drive sales through more choice, low prices and increased convenience. In particular, Argos Direct, the delivery-to-home operation, traded very well, with sales up by nearly two-thirds over the same period last year. In the third quarter, Argos Direct accounted for 12% of total Argos' sales - up from 9% in the comparable period last year.

Sales at UK Home Shopping for the period were marginally below last year. Average spend per customer increased as the business continued to focus on its more profitable customers. Gross margins were unchanged compared to last year.

We continue to invest in initiatives across Argos Retail Group:

- Argos plans to open 24 stores this financial year, as part of its recently announced accelerated store opening programme, bringing the total to 493 by the end of March 2002;
- Argos Additions has shown continued growth, achieving sales of £36m in the period;
- at the end of December, the number of Argos store card customers had grown ahead of expectations to over 500,000, up from 350,000 at September 2001. Balances outstanding were nearly £100m; and
- e-commerce sales in the third quarter, including jungle.com, were £48m, two-thirds higher than last year.

Reality

In what was an exceptionally busy period supporting Argos Retail Group, core logistics sales to third parties still grew by over 10% in the third quarter. Total reported sales to external customers fell modestly in the same period, due to a marked slowdown in market demand for web design services and the withdrawal from certain peripheral activities.

Given the growing importance of home delivery to Argos Retail Group, Reality will report into ARG from 1 April 2002. Experian International will take on responsibility for call centre and related activities, serving predominantly external financial services clients. Reality will continue to focus on the two key objectives it has successfully pursued since its formation in May 2000. These are to reduce costs and improve service levels for ARG and external customers and to win further third party business.

Burberry

% change in sales year on year for the three months to 31 December 2001

	%
Total (including Spain)	1
Underlying (including Spain)*	(2)

* Underlying sales growth is at constant exchange rates and excludes discontinued Wholesale activities.

Despite the immediate negative impact of September 11, reported sales at Burberry in the third quarter were little changed from last year.

Royalty income in the third quarter was strong, reflecting further volume growth in Japan in particular.

Sales in Burberry's 60 directly-operated Retail stores were slightly up at constant exchange rates compared to the same quarter last year. Sales recovered strongly in December, especially in the United States.

The third quarter is traditionally a quiet period for Burberry's Wholesale operations and sales were modestly down on last year. However, for the period July to December 2001, which is largely comprised of Autumn/Winter deliveries, Wholesale sales, including Spain, were up 14% on an underlying basis. The overall Spring/Summer 2002 Wholesale order book indicates that single digit sales growth should be achievable.

Burberry has now completed the acquisition of the operations of its distributors based in Hong Kong, Singapore and Australia, with effect from 1 January 2002. The initial cost will not be greater than £15m and the deal is expected to be immediately earnings enhancing, adding incremental operating profit of £5m to £10m in the year to March 2003.

It remains the Group's intention to arrange a partial IPO for Burberry by June 2002, subject to market conditions.

Other divisions

Sales of our South African Retailing business in rand for the third quarter were unchanged compared to last year. The weakness of the rand will affect its reported profits (£1=15 rand for the third quarter this year, compared to last year's average rate of £1=10.84 rand).

Future announcements
GUS will announce its preliminary results on 29 May 2002. The Second Half Trading Update will be on 16 April 2002.

Enquiries:

GUS	David Tyler	Finance Director	Tel: 020 7495 0070
	Fay Dodds	Investor Relations	
Finsbury	Rupert Younger		Tel: 020 7251 3801
	Rollo Head		

The announcement is also available on the GUS web site www.gusplc.com.

All % change comments refer to growth compared to the same period a year earlier, unless otherwise stated.